

Mail Stop 3233

June 21, 2016

<u>Via E-mail</u>
Robert Colligan
Chief Financial Officer
Chimera Investment Corporation
520 Madison Avenue, 32nd Floor
New York, NY 10022

Re: Chimera Investment Corporation
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 25, 2016
File No. 001-33796

Dear Mr. Colligan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

General

1.   In future Exchange Act periodic reports, and to the extent applicable, please provide the credit quality of your non-Agency RMBS, CMBS, residential loans, and commercial loans or advise. In addition, in future Exchange Act reports, please discuss how you monitor the credit risk of your non-Agency assets.

Robert Colligan
Chimera Investment Corporation
June 21, 2016
Page 2

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 18

2.   We note your disclosure regarding restricted stock awards and discretionary bonuses for your named executive officers for 2015. In future Exchange Act periodic reports, where executive compensation disclosure is required, please expand your disclosure to describe the basis for each individual stock award and discretionary bonus. Please disclose the factors considered in the performance targets with actual performance results and explain how these translated into payout awards for each named executive officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities